Exhibit 99.08

Form 51–102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1       Name and Address of Company

Grande West Transportation Group Inc.

3168 262nd Street

Aldergrove, BC, V4W 2Z6

Item 2      Dates of Material Change

March 20, 2020

Item 3      News Release

A news release relating to the material change was disseminated by Access Wire on March 20, 2020. The news release has also been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available at www.sedar.com.

Item 4      Summary of Material Change

Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) announced that it successfully closed the first tranche of its private placement (the “Offering”) of 1,750 Debenture units (the “Units”) for gross proceeds of approximately $1.75 million.

Item 5      Full Description of Material Change

Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) announced that it successfully closed the first tranche of its private placement (the “Offering”) of 1,750 Debenture units (the “Units”) for gross proceeds of approximately $1.75 million.

Each Unit was sold at an offering price of $980.00 per Unit and consists of one 10.0% unsecured convertible debenture of the Company in the principal amount of $1,000 (each, a “Debenture”) with interest payable upon maturity being 12 months from the date the Debentures are issued, and 600 common share purchase warrants (each, a “Warrant”) expiring 12 months after the date of issuance of such Warrants. The Debentures will be repaid in cash at maturity. Each Warrant entitles the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $0.38 per Warrant Share at any time up to 12 months following the closing date of the Offering , subject to adjustment in certain events.

The Company paid a 0.5% corporate finance fee in connection with a portion of the Offering.

The Company will use the proceeds for general working capital and to fund contract requirements for recently received Vicinity bus orders.

All securities issued pursuant to the Offering will be subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7      Omitted Information

Not Applicable.

Item 8      Executive Officer

Danial Buckle, CFO

604-607-4000

Item 9       Date of Report

March 26, 2020.

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